The Reserve Petroleum Company 10-K/A

Exhibit 99

rcadkins, llc
P.O. BOX 2317 • EDMOND, OKLAHOMA • 73083-2317
PHONE: (405) 641-3631 • FAX: (866) 539-0558 • EMAIL: RCADKINS@HOTMAIL.COM

March 15, 2012

Mr. Kyle McLain, Executive Vice President
The Reserve Petroleum Company
6801 N. Broadway, Suite 300
Oklahoma City, Oklahoma  73116-9092

Re:          Selected Oil and Gas Properties
Reserve Forecast Review

Dear Mr. McLain:

Pursuant to your request, I have reviewed the top ten (PV10) interests in oil and gas producing properties from the Reserve Petroleum Company “In-House” engineering evaluation with an effective date of January 1, 2012.  Based on this review the “In-House” forecasts of production and reserve levels appear very reasonable with the information available at this time.

Scope:

Review the forecast reserve levels for reasonableness of the top ten (PV10) interests in oil and gas producing properties as presented in the Reserve Petroleum Company January 1, 2012 engineering evaluation prepared by the Reserve Petroleum Company.

Executive Summary:

The summary engineering results for the top ten (PV10) interests in oil and gas producing properties in the Reserve Petroleum Company engineering evaluation is presented below:

RCADKINS, LLC Reserve Review:  As of January 1, 2012

Reserve	Net	Net	Net	Net	Net	Net	PV10
Category	Oil, bbls	Gas, mcfs	Rev, $	Taxes, $	LOE, $	Income, $	$
PDP	182,148	657,624	19,048,711	1,072,128	3,348,644	14,627,939	9,871,584

The Reserve Petroleum Company “In-House” Engineering Evaluation:  As of January 1, 2012

Reserve	Net	Net	Net	Net	Net	Net	PV10
Category	Oil, bbls	Gas, mcfs	Rev, $	Taxes, $	LOE, $	Income, $	$
PDP	199,140	630,356	20,475,457	1,138,316	3,522,957	15,814,184	9,743,278

The oil reserves shown include crude oil and condensate.  Oil volumes are expressed in barrels, which are equivalent to 42 US gallons.  Gas volumes are expressed in thousands of standard cubic feet (mcf) at the contract temperature and pressure bases.

Please see that attached individual property comparison spreadsheet to see reserve forecasts differenced on a property by property basis.

Mr. Kyle McLain, EVP

March 15, 2012

Engineering Evaluation:

Reserve Classification

All forecast reserves in the Reserve Petroleum Company reviewed properties are classified as Proved Developed Producing (“PDP”).

Proved:  Proved reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods, and government regulations.  Proved reserves can be categorized as developed or undeveloped.

Developed: Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor. Developed reserves may be sub-categorized as producing or non-producing.

Producing: Reserves subcategorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Reserve Estimates

The top ten valued (PV10) reviewed reserve forecasts were based primarily on decline curve analysis and analogy.  The reserve forecasts presented in the Reserve Petroleum Company January 1, 2012 engineering evaluation for these top ten properties appear very reasonable with the information available at this time.

Oil & Gas Pricing Cases

The oil and gas pricing utilized in both the Reserve Petroleum Company and this review is the average oil and gas prices from 2011 according to the Reserve Petroleum Company.  Please note that natural gas prices are significantly lower than the 2011 average at this time.

Lease Operating Expenses

According to the Reserve Petroleum Company, lease operating expenses were based on actual historical monthly expenses for 2011.  Forecast lease operating expenses are at reasonable levels for the remaining PDP reserves which are producing at this time.  Please note that neither the Reserve Petroleum Company nor the RCADKINS, LLC forecasts escalate the operating expense levels for the life of the producing properties’ reserves.

General

Information upon which this review has been based was furnished by the Reserve Petroleum Company. All information is assumed to be correct, and was utilized where applicable.  The provided books and records information was not checked against revenue checks or joint interest billings.  Any discrepancies in information contained in oil and gas properties not reviewed, whether the result of omission or fraud, was not in the scope of this review and is a potential liability of the Reserve Petroleum Company and not of RCADKINS, LLC.  Please note that leases were not personally inspected nor were any of the wells tested under my supervision.

Mr. Kyle McLain, EVP

March 15, 2012

This report is a brief review of the Reserve Petroleum Company’s “In-House” engineering evaluation of the top ten (PV10) interests in their January 1, 2012 reserve report.  The recovery of oil and gas reserves and projection of producing rates is dependent upon many variable factors, including prudent operations, salt water disposal, compression of gas when needed, market demand, installation of lifting equipment and remedial work when required.  Due to their non-operation position, most of these factors are outside of the Reserve Petroleum Company’s control.  The forecast reserves in these reports are based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing at the present time.  Actual production results and future well data may yield additional facts, not presently available, which will require an adjustment to the estimates.  Please note the reserves in these reports are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues there from and the actual costs related thereto could be more or less than the estimated amounts.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and, therefore, these conclusions necessarily represent only informed professional judgments.  The less information available for a given property creates additional uncertainty associated with forecast reserve levels resulting in a greater range of potential results.  The projection of cash flow has been made in this appraisal assuming a 2011 average price scenario.  There is absolutely no assurance that prices will follow this scenario.  For this reason and those listed in the previous paragraph, the future net cash flow from the sale of production from the evaluated properties may vary significantly from the estimates contained in the evaluation.

No consideration has been given to the effect possible, pending or future litigation may have on the future net revenue or value of appraised properties.

In the Reserve Petroleum Company and RCADKINS, LLC evaluations, provisions have not been made for the cost of plugging and abandoning the properties and/or for the sale of salvable equipment.

In this review, no attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist.  Neither has an attempt been made to determine whether the wells and facilities are not in compliance with various governmental regulations, nor have costs been included in the event they are not.

Conclusion:

In conclusion, it appears that the Reserve Petroleum Company reserve forecasts for the top ten (PV10) oil and gas producing interests are very reasonable with the information available at this time.  Please note that reserve forecasts typically have risk associated with the expected ultimate reserves based on the amount of cumulative production to date.  Several of the reviewed properties are newly completed producers.  The reserve levels, while reasonable, associated with the newly completed producers are much less certain than reserves associated with producers that have historically accumulated a significant amount of production.

If you have any questions about this review please feel free to contact me at (405) 641-3631.

Sincerely,
Robert C. Adkins, P.E.

Attachments

The Reserve Petroleum Company

Top Ten PV10 Properties
Effective January 1, 2012
RCADKINS, LLC, January 1, 2012														Oil	Gas
RPC			Gross Oil	Gross Gas	Gross Oil	Gross Gas	Net Oil	Net Gas	Net Revenue	Net Taxes	Net LOE	Net Income	PV10	Depletion	Depletion
Rank	Property	County/ST	Cum - bbls	Cum -mcf	bbls	mcf	bbls	mcf	$	$	$	$	$	Ratio - %	Ratio - %
1	PCRRU	Harding/SD	395,142	113,357	1,025,903	417,669	89,190	36,306	$8,021,685	$380,228	$1,991,422	$5,650,035	$3,329,316	27.81%	21.35%
2	EHSRRU	Harding/SD	1,533,364	168,582	998,222	253,597	40,859	10,380	$3,648,985	$172,962	$638,535	$2,837,488	$1,980,400	60.57%	39.93%
3	Strecker 1-15H	Garfield/OK	13,486	37,149	154,055	1,116,642	12,679	91,902	$1,605,796	$115,537	$139,601	$1,350,658	$1,020,171	8.05%	3.22%
4	Coulson 1-21H	Custer/OK	4,135	142,427	46,042	2,835,518	2,544	156,702	$1,173,273	$84,417	$112,000	$976,856	$692,773	8.24%	4.78%
5	Andrew 25-1	Hodgeman/KS	15,154	0	84,846	0	11,268	0	$981,522	$80,061	$64,800	$836,661	$653,292	15.15%
6	Rafter P 1-28	Grady/OK	13,010	324,020	44,016	1,065,551	3,081	74,589	$671,919	$48,345	$29,747	$593,827	$483,682	22.81%	23.32%
7	Bailey 31-1	Hodgeman/KS	25,868	0	74,132	0	9,845	0	$857,574	$69,951	$80,000	$707,623	$516,561	25.87%
8	Bolenbaugh 1-27H	Garfield/OK	3,805	32,396	57,675	592,891	4,784	49,181	$674,447	$48,526	$106,050	$519,871	$402,960	6.19%	5.18%
9	Anna 24-3	Comanche/KS	29,246	29,039	54,846	64,212	7,898	9,247	$730,145	$59,557	$92,664	$577,924	$394,694	34.78%	31.14%
10	Bryant 09-14 (1-10H)	Van Buren/AR	0	1,513,360	0	2,466,057	0	229,317	$683,365	$12,544	$93,825	$576,996	$397,735		38.03%

	TOTALS	VARIOUS	2,033,210	2,360,330	2,539,737	8,812,137	182,148	657,624	$19,048,711	$1,072,128	$3,348,644	$14,627,939	$9,871,584

The Reserve Petroleum Company, January 1, 2012														Oil	Gas
RPC			Gross Oil	Gross Gas	Gross Oil	Gross Gas	Net Oil	Net Gas	Net Revenue	Net Taxes	Net LOE	Net Income	PV10	Depletion	Depletion
Rank	Property	County/ST	Cum - bbls	Cum -mcf	bbls	mcf	bbls	mcf	$	$	$	$	$	Ratio - %	Ratio - %
1	PCRRU	Harding/SD	395,142	113,357	1,125,330	337,659	97,638	29,297	$8,717,818	$413,225	$2,019,309	$6,285,284	$3,270,869	25.99%	25.13%
2	EHSRRU	Harding/SD	1,533,364	168,582	1,188,820	237,004	48,660	9,701	$4,326,369	$205,070	$773,609	$3,347,690	$1,958,598	56.33%	41.57%
3	Strecker 1-15H	Garfield/OK	13,486	37,149	173,740	1,221,396	14,299	100,523	$1,796,652	$127,472	$179,710	$1,489,470	$1,035,532	7.20%	2.95%
4	Coulson 1-21H	Custer/OK	4,135	142,427	71,753	2,870,986	3,965	158,662	$1,314,324	$93,251	$126,000	$1,095,073	$731,239	5.45%	4.73%
5	Andrew 25-1	Hodgeman/KS	15,154	0	84,856	0	11,269	0	$981,633	$80,070	$47,808	$853,755	$672,227	15.15%
6	Rafter P 1-28	Grady/OK	13,010	324,020	45,539	910,787	3,188	63,755	$625,820	$44,402	$18,730	$562,688	$488,414	22.22%	26.24%
7	Bailey 31-1	Hodgeman/KS	25,868	0	63,645	0	8,452	0	$736,261	$60,056	$66,800	$609,405	$466,492	28.90%
8	Bolenbaugh 1-27H	Garfield/OK	3,805	32,396	62,839	843,089	5,213	69,934	$810,540	$57,508	$133,350	$619,682	$453,805	5.71%	3.70%
9	Anna 24-3	Comanche/KS	29,246	29,039	44,836	53,355	6,456	7,683	$597,454	$48,733	$77,616	$471,105	$339,297	39.48%	35.24%
10	Bryant 09-14 (1-10H)	Van Buren/AR	0	1,513,360	0	2,051,856	0	190,801	$568,586	$8,529	$80,025	$480,032	$326,805		42.45%

	TOTALS	VARIOUS	2,033,210	2,360,330	2,861,358	8,526,132	199,140	630,356	$20,475,457	$1,138,316	$3,522,957	$15,814,184	$9,743,278

DIFFERENCE: RCADKINS, LLC minus The Reserve Petroleum Company, January 1, 2012
RPC			Gross Oil	Gross Gas	Gross Oil	Gross Gas	Net Oil	Net Gas	Net Revenue	Net Taxes	Net LOE	Net Income	PV10
Rank	Property	County/ST	Cum - bbls	Cum -mcf	bbls	mcf	bbls	mcf	$	$	$	$	$
1	PCRRU	Harding/SD	0	0	(99,427)	80,010	(8,448)	7,009	($696,133)	($32,997)	($27,887)	($635,249)	$58,447
2	EHSRRU	Harding/SD	0	0	(190,598)	16,593	(7,801)	679	($677,384)	($32,108)	($135,074)	($510,202)	$21,802
3	Strecker 1-15H	Garfield/OK	0	0	(19,685)	(104,754)	(1,620)	(8,621)	($190,856)	($11,935)	($40,109)	($138,812)	($15,361)
4	Coulson 1-21H	Custer/OK	0	0	(25,711)	(35,468)	(1,421)	(1,960)	($141,051)	($8,834)	($14,000)	($118,217)	($38,466)
5	Andrew 25-1	Hodgeman/KS	0	0	(10)	0	(1)	0	($111)	($9)	$16,992	($17,094)	($18,935)
6	Rafter P 1-28	Grady/OK	0	0	(1,523)	154,764	(107)	10,834	$46,099	$3,943	$11,017	$31,139	($4,732)
7	Bailey 31-1	Hodgeman/KS	0	0	10,487	0	1,393	0	$121,313	$9,895	$13,200	$98,218	$50,069
8	Bolenbaugh 1-27H	Garfield/OK	0	0	(5,164)	(250,198)	(429)	(20,753)	($136,093)	($8,982)	($27,300)	($99,811)	($50,845)
9	Anna 24-3	Comanche/KS	0	0	10,010	10,857	1,442	1,564	$132,691	$10,824	$15,048	$106,819	$55,397
10	Bryant 09-14 (1-10H)	Van Buren/AR	0	0	0	414,201	0	38,516	$114,779	$4,015	$13,800	$96,964	$70,930

	TOTALS	VARIOUS	0	0	(321,621)	286,005	(16,992)	27,268	($1,426,746)	($66,188)	($174,313)	($1,186,245)	$128,306

	Percentage Difference		0.0%	0.0%	-11.2%	3.4%	-8.5%	4.3%	-7.0%	-5.8%	-4.9%	-7.5%	1.3%